

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Stephen Christoffersen
Chief Financial Officer
KushCo Holdings, Inc.
6261 Katella Avenue
Suite 250
Cypress, CA 90630

Re: KushCo Holdings, Inc.
Form 10-K for the Year Ended August 31, 2020
Filed November 10, 2020
File No. 000-55418

Dear Mr. Christoffersen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2020

Note 15-Commitments and Contingencies, page F-28

1. We note your disclosures regarding the litigation against the company, each of the current members of the company's Board of Directors, and certain of the company's current and former officers, alleging, among other things, certain federal securities law violations and/or related breaches of fiduciary duties in connection with the company's April 2019 Restatement of certain prior period financial statements. We also note your disclosure in the first risk factor on page 20, that if you do not prevail in the shareholder litigation matters, you may be required to pay substantial damages or settlement costs. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an

additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please tell us your consideration, analysis, and conclusions regarding any amounts of probable or possible losses pursuant to ASC 450. We may have further comment upon reviewing your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing